Exhibit 1

FOR IMMEDIATE RELEASE	18 JUNE 2013

WPP PLC (“WPP”)

WPP takes stake in early-stage mobile content platform Muzy

First investment by WPP Ventures based in Silicon Valley

LONDON—WPP (NASDAQ:WPPGY) announces that it has taken a stake in Muzy, Inc., an early-stage microblogging service focused on mobile content creation. Muzy has attracted over 20 million users globally and is adding more than 1 million new users each month.

The investment is being made through WPP Ventures, based in Silicon Valley and run by President Tom Bedecarré. He is also Chairman of AKQA. WPP Ventures explores early-stage investments in new technology companies that offer innovative solutions to WPP clients and strengthen the capabilities of WPP.

Headquartered in San Francisco, Muzy was launched in 2011 by its cofounders, CEO Andrew Chen and CTO Matt Rubens. Like many web publishing startups, Muzy currently employs less than 10 people. Muzy will use the investment proceeds to further scale the engineering team and build out the suite of creative publishing tools for the Muzy platform. It offers more than 50 mobile publishing tools and a global network for sharing content and is a Top 100 photo app in 70+ countries.

The investment by WPP Ventures continues WPP’s strategy of strengthening the Group’s capabilities in digital media and faster growing sectors. WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. The Group is targeting 35-40% of revenues for digital in the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239